UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                       AMASYS CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           023113103
                         (CUSIP Number)

                           Tepco Ltd.
                      Continental Building
                        25 Church Street
                     Hamilton HM12, Bermuda
                        Attn.:  President
                         (441) 295-1078

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                         August 2, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement O (A fee is not required only if thefiling person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  023113103
1  NAME OF FILING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tepco Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(d)

6  CITIZENSHIP OR PLACE OR ORGANIZATION

   Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        WITH

     7  SOLE VOTING POWER

           1,920,500*

     8  SHARED VOTING POWER

           0

     9  SOLE DISPOSITIVE POWER

         1,920,500*

     10  SHARED DISPOSITIVE POWER

         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

     1,920,500*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.5%*

14 TYPE OF FILING PERSON

       CO

* Tepco Ltd. owns 192,050 of Series A Preferred Stock of the Issuer, which may be converted into 192,050 shares of Common Stock at the election of Irapil Corporation.

     Item 1.     Security and Issuer
           The  class  of  equity securities to which  this  statement relates  is  the  Common Stock, par value  $.01  per  share  (the

     "Common Stock"), of the Issuer.  The Issuer's principal executive offices  are  located  at 625 N. Washington  Street,  Suite  301,

     Alexandria, VA 22314.


     Item 2.   Identity and Background

          Tepco Ltd. is a Bermuda corporation.  Its principal business

     is   holding,  monitoring  and  maximizing  the  return  to   its

     stockholder  with respect to various investments.  The  principal business address of Tepco Ltd. is Continental Building, 25 Church

     Street, Hamilton HM12, Bermuda.

           The  sole  stockholder, director and executive  officer  of

     Tepco  Ltd. is Ian Gordon, whose principal occupation is  serving as a self-employed business consultant.

           During  the  last five years, neither Tepco  Ltd.  nor  Mr.

     Gordon (i) has been convicted in a criminal proceeding (excluding traffic  violations or similar misdemeanors) or (ii) has  been  a party to a civil proceeding of a judicial or administrative  body of  competent jurisdiction and as a result of such proceeding was or  is  subject  to, a judgment, decree or final order  enjoining future  violations  of,  or prohibiting or  mandating  activities subject  to,  federal  or state securities laws  or  finding  any violation with respect to such laws.

          Mr. Gordon is a citizen of Bermuda.


     Item 3.   Source and Amount of Funds or Other Consideration

           Tepco  Ltd. acquired the Issuer's Series A Preferred  Stock reported  herein  from  Irapil Corporation ("Irapil"),  the  sole holder  of  all  shares of such class.  Tepco Ltd. acquired  such shares through the indirect use of funds originally derived  from the working capital of Tepco Ltd.  See Item 5(c) below.


     Item 4.   Purpose of Transaction.

          Tepco Ltd. intends to exercise its rights as a holder of the

     Series  A  Preferred Stock and to realize the value thereof.   To

     that   end,  Tepco  Ltd.  proposes  to  defer  for  the   present

     formulating  or pursuing any specific plans or proposals  pending the  resolution  of  the  matters raised by  the  Securities  and

     Exchange  Commission in the wake of its review  of  the  Issuer's most  recent Annual Report on Form 10-K and pending the  Issuer's determination  of whether it will seek to liquidate  its  assets,

     which it has previously announced is under consideration.  In all events,  Tepco Ltd. believes that, to be able directly  influence the  Issuer, it would be necessary for Tepco Ltd. it  to  convert the  Series A Preferred Stock that it owns into Common  Stock  of the Issuer.

               Other than the foregoing, Tepco Ltd. does not currently

     have any plans or  proposals which relate to or would result  in:

     (a)  the  acquisition by any person of additional  securities  of the Issuer or the disposition of securities of the Issuer; (b) an

     extraordinary    corporate  transaction,  such   as   a   merger,

     reorganization or liquidation, involving the Issuer or any of its subsidiaries;  (c)  a sale or transfer of a  material  amount  of assets  of the Issuer or any of its subsidiaries; (d) any  change in  the  present board of directors or management of the  Issuer,

     including any plans or proposals to change the number or term  of directors  or to fill any  existing vacancies on the  board;  (e)

     any  material  change in the present capitalization  or  dividend policy  of  the  Issuer;  (f) any other material  change  in  the

     Issuer's  business or  corporate  structure; (g) changes  in  the

     Issuer's  articles  of  incorporation,  constitution,  bylaws  or

     instruments   corresponding thereto or other  actions  which  may

     impede  the  acquisition of control of the Issuer by any  person;

     (h)  causing  a class of securities of the Issuer to  be  deleted from a national  securities exchange or to cease to be authorized or  quoted  in  an inter-dealer quotation system of a  registered national securities association; (i) a class of equity securities of  the  Issuer becoming eligible for termination of registration pursuant  to Section 12(g)(4) of the Exchange  Act;  or  (j)  any

     action similar to any of those enumerated above.

          In   the  future,  Tepco  Ltd.  may  determine  to  purchase

     additional shares of the Issuer's capital stock or may  determine

     to   sell  shares  of  the  Issuer's  capital  stock.   Any  such

     determination will depend on a number of factors.


     Item 5.     Interest in the Securities of the Issuer

           (a)  and  (b)  The  Issuer's total issued  and  outstanding capital  stock  comprises 2,207,350 shares of  Common  Stock  and

     196,000  shares  of Series A Preferred Stock.   Tepco  Ltd.  owns

     192,050 shares of Series A Preferred Stock, or 98% of the  shares of  such class.  Such shares are convertible in whole at one time or  in  part  from  time  to time into 1,920,500  shares  of  the

     Issuer's  Common  Stock,  which  would  represent  46.5%  of  the

     outstanding   Common   Stock.   Thus,  Tepco   Ltd.   is   deemed

     beneficially  to  own  1,920,500 shares of  the  Issuer's  Common

     Stock.

           (c)  Tepco  Ltd. acquired the shares of the  Series  A

     Preferred Stock owned by it from Irapil in two transactions:

           On  August 1, 2006, Irapil repaid the outstanding principal of and accrued interest on a demand promissory note of Tepco Ltd.

     to  Irapil  aggregating $20,223 in the form of  7,927  shares  of

     Series A Preferred Stock of the Issuer owned by Irapil.

           On  August 2, 2006, Irapil repurchased from Tepco Ltd.  all

     510  shares  of  Irapil  Preferred  Stock  owned  by  Tepco  Ltd.

     (representing  98%  of  such  class outstanding)  in  return  for

     184,123 shares of Series A Preferred Stock of the Issuer held  by

     Irapil.   Irapil  had purchased all 196,000 shares  of  Series  A

     Preferred Stock issued and outstanding of the Issuer on March 27,

     2006  using a portion of the sale proceeds paid by Tepco Ltd.  in the  purchase  of  the aforesaid 510 shares of  Irapil  Preferred

     Stock.   On  August  2,  2006,  Irapil  simultaneously  sold  the

     remainder of the Issuer's Series A Preferred Stock to the  holder of  the remainder of the Irapil Preferred Stock on the same terms as those governing the aforesaid sale to Tepco Ltd.

          There have been no other transactions in the Issuer's Common

     Stock  or  Series A Preferred Stock that were effected by  or  on behalf of Tepco Ltd. in the past 60 days.

               (d) Not applicable.

               (e) Not applicable.



        Item   6.     Contracts,   Arrangements,   Understandings   or

     Relationships

     With Respect to Securities of the Issuer

           There  are  no  contracts, arrangements, understandings  or relationships (legal or otherwise) between the persons  named  in

     Item 2 and any other person with respect to any securities of the

     Issuer.


     Item 7.     Material To Be Filed As Exhibits

             Set  forth  below  are  all  exhibits  attached  to  this

     statement:

               Exhibit

               None

                                SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  August 2, 2006

     TEPCO LTD.

     By: /s/ Ian Gordon
     ----------------------------
           Ian Gordon
           President